UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sprint Corporation

File No. 5-41991 - CF#35841

SoftBank Group Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Schedule 13D/A filed on December 29, 2017 relating to its beneficial ownership of common stock of Sprint Corporation.

Based on representations by SoftBank Group Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.13 through December 14, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary